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OMB Number:	3235-0145
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTEGRAL VISION, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

4 5 8 1 1 H 1 0 6

(CUSIP Number)

Required Annual Filing (December 31, 2004)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c) for P. Robert Klonoff

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP Number: Item 1: Item 4: Item 5: Item 6: Item 7: Item 8: Item 9: Item 11: Item 12:	4 5 8 1 1 H 1 0 6 Reporting Person: United States of America 248,891 874,431 248,891 874,431 1,123,322 7.16% IN	P. Robert Klonoff

Item 1(a).	Name of Issuer:

Integral Vision, Inc.

Item 1(b).	Name of Issuer’s Principal Executive Offices:

3 8 7 0 0 Grand River Avenue Farmington Hills, Michigan 4 8 3 3 5

Item 2(a).	Name of Person Filing:

P. Robert Klonoff

Item 2(b).	Address or Principal Business Office or, if none, Residence:

1 6 3 1 North 2 0 1 st Street Shoreline, WA 9 8 1 3 3

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

4 5 8 1 1 H 1 0 6

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

Not applicable

Item 4.	Ownership:

P. Robert Klonoff:

(a)	Amount Beneficially Owned: (includes warrants to purchase 593,013 shares and notes convertible into 223,309 shares)	1,123,322

(b)	Percent of Class:	7.16%

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	248,891

	(ii) shared power to vote or to direct the vote:	874,431

	(iii) sole power to dispose or to direct the disposition of:	248,891

	(iv) shared power to dispose or to direct the disposition of:	874,431

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

/s/ P. Robert Klonoff
P. Robert Klonoff